UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

March 29, 2024

(Date of Report (Date of earliest event reported))

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	35-2546939
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Net Asset Value as of March 29, 2024

As of March 29, 2024, our net asset value (“NAV”) per common share is $9.94. This NAV per common share shall be effective until updated by us on or about June 30, 2024 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEETS (UNAUDITED)

(In thousands, except share and per share amounts)	March 29, 2024 [1]	December 30, 2023 [1]
ASSETS
Investments, at fair value	$73,478	$55,255
Cash and cash equivalents	4,606	26,005
Current interest receivable	36	38
Other assets	174	275
Total Assets	$78,294	$81,573

LIABILITIES
Accounts payable	$140	$417
Due to related party	114	129
Settling subscriptions	-	28
Dividends payable	195	480
Total Liabilities	$449	$1,054

NET ASSETS CONSIST OF:
Fundrise West Coast Opportunistic REIT, LLC Members’ Equity:
Common shares; 7,834,586 and 8,250,919 shares outstanding, net of offering costs, on March 29, 2024 and December 30, 2023, respectively	$51,953	$56,579
Retained earnings	28,125	26,277
Net adjustments to fair value	(2,233)	(2,337)
NET ASSETS	$77,845	$80,519
NET ASSET VALUE PER SHARE, on 7,834,586 and 8,250,919 shares outstanding for the periods ended March 29, 2024 and December 30, 2023, respectively	$9.94	$9.76

[1] Estimated Balance Sheets as of March 29, 2024 and December 30, 2023.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the value of our shares on a periodic, ongoing basis. However, the majority of our assets consist of commercial real estate assets and, as with any commercial real estate valuation methodology, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given period, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in an arm’s length transaction with an unrelated third party, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions, and (4) estimated accruals of our operating revenues and expenses. The determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. Generally Accepted Accounting Principles (“GAAP”), and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

We generally receive financial and other reporting from our borrowers or subsidiaries on a monthly or quarterly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us and considers relevant market data. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

Historical NAV Information

Below is the NAV per common share, as determined in accordance with our valuation policies, for each period presented from December 31, 2017 to March 29, 2024.

Date	NAV Per Share
December 31, 2017	$9.81
March 31, 2018	$9.84
June 30, 2018	$9.91
September 30, 2018	$9.97
December 31, 2018	$10.00
March 31, 2019	$10.00
June 30, 2019	$10.00
October 1, 2019	$9.97
December 31, 2019	$10.00
March 31, 2020	$10.00
June 30, 2020	$10.00
September 30, 2020	$10.00
December 31, 2020	$10.00
March 31, 2021	$9.99
June 30, 2021	$10.14
September 30, 2021	$10.20
December 31, 2021	$10.26
March 31, 2022	$10.28
June 30, 2022	$10.33
September 1, 2022	$10.36
December 31, 2022	$10.25
March 31, 2023	$10.10
June 30, 2023	$10.14
September 30, 2023	$10.17
December 30, 2023	$9.76
March 29, 2024	$9.94

Share Redemption Plan Status

For the quarter ended March 31, 2024, we expect to redeem approximately 387,000 common shares pursuant to our share redemption plan.

Real Estate Performance

The Company experienced an increase in NAV driven by (among other things) the majority of the Company’s assets  located on West Jefferson Boulevard continuing to progress through their respective business plans.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fundrise West Coast Opportunistic REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Benjamin St. Angelo
Name:	Benjamin St. Angelo
Title:	Authorized Person

Date:          April 1, 2024